                                                                    EXHIBIT 99.6

                       RICHTON INTERNATIONAL CORPORATION


 THE RIGHT TO ELECT THE FORM OF CONSIDERATION WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON THE BUSINESS DAY NEXT PRECEDING THE EFFECTIVE TIME OF THE MERGER, WHICH IS SCHEDULED FOR TUESDAY, SEPTEMBER 25, 2001, THEREBY MAKING THE DEADLINE FOR RECEIPT OF YOUR INSTRUCTIONS FOR ELECTION 5:00 P.M., EASTERN TIME, ON THURSDAY, SEPTEMBER 20, 2001.


To Our Clients:

   Richton International Corporation, Deere & Company and Green Mergersub, Inc., a wholly owned subsidiary of Deere, entered into an Agreement and Plan of Merger dated as of May 29, 2001. Pursuant to the merger agreement, Richton will merge with and into Green Mergersub, with Green Mergersub continuing as the surviving corporation. Following the merger, Green Mergersub will be a wholly-owned subsidiary of Deere.

   Stockholders of Richton may make the election described below at any time before the election deadline, which is 5:00 p.m., Eastern Time, on the business day next preceding the effective time of the merger. Deere and Richton may extend the effective time of the merger to a later date, in which case the election deadline would be extended to the business day next preceding the actual date of the effective time of the merger.

   Stockholders of Richton have the right to elect to receive, in exchange for their shares of Richton common stock, cash, shares of Deere common stock or a combination of both. Under the terms of the merger agreement, stockholders of Richton have the following options:

  1. The "cash election," which consists of the right to receive in cash from Deere an amount equal to $36.1299 for each share of Richton common stock, subject to the possible proration as described below.

     If the total number of shares of Richton common stock with respect to which a cash election is made is greater than 49% of the total number of shares of Richton common stock outstanding immediately prior to the effective time of the merger, then the amount of cash a stockholder making the cash election will receive will be reduced on a pro rata basis with the other stockholders making a cash election so that the total cash paid to all such stockholders would equal no more than the cash that would have been paid if cash elections had been made only with respect to a number of shares equal to 49% of the shares of Richton common stock outstanding immediately prior to the effective time. In lieu of cash, each of the stockholders making the cash election will receive a number of shares of Deere common stock equal to the value, based on the final average trading price, of the cash that was reduced. In addition, if either of the tax opinions required pursuant to the merger agreement cannot be rendered by counsel to Deere and Richton, the amount of cash that Deere is required to pay in the merger will be reduced to the minimum extent necessary to enable the relevant tax opinion to be rendered.

  2. The "stock election," which consists of the right to receive from Deere, that fraction of a share of Deere common stock equal to the exchange ratio. The exchange ratio is equal to the result obtained by dividing the $36.1299 by the average closing sales price of Deere common stock, as reported on the New York Stock Exchange for the period of the ten consecutive trading days ending on the second full trading day prior to the effective time. However, if such average closing sales price of Deere common stock is equal to or more than $42.9375, then the exchange ratio will be fixed at 0.8415.

  3. You may also elect to receive the cash election for some of your shares of Richton common stock and the stock election for your remaining shares of Richton common stock. However, you may not elect to receive different forms of consideration for a single share of Richton common stock.

   If none of these options are chosen, your shares will be treated as "non-electing" shares and you will receive either Deere common stock, cash or a combination of Deere common stock and cash for each of your shares of Richton common stock, depending on the number of stockholders that elect to receive cash.

   Deere and Richton will determine the final exchange ratio on the second trading day prior to the effective time of the merger.

   Because we are the holder of record for your shares, only we can make an election for you in accordance with your instructions. Please instruct us below on how to exchange your Richton shares.

   Please note the following:

  . The election deadline is at 5:00 p.m., Eastern Time, on the business day next preceding the effective time of the merger, which is scheduled for Tuesday, September 25, 2001. We MUST receive your completed instructions no later than Thursday, September 20, 2001 in order for us to act upon your instructions in a timely manner.

  . If you miss our processing deadline and we are unable to comply with the election deadline, your shares will be treated as non-electing shares and you will receive either Deere common stock, cash or a combination of Deere common stock and cash for each of your shares of Richton common stock, depending on the number of stockholders that elect to receive cash.

   Deere and Richton cannot guarantee that all Richton stockholders who elect only cash will receive all cash for their shares. The number of shares of Richton common stock that can be converted into the right to receive cash is limited. The merger agreement provides that no more than 49% of the outstanding shares of Richton common stock may be exchanged for cash. Therefore, if cash elections for more than 49% of the outstanding shares of Richton common stock are made, each share for which a cash election has been made will be converted, on a pro rata basis, into the right to receive a combination of cash and Deere common stock to the extent necessary to ensure that no more than 49% of the total merger consideration is paid in cash.

                 Please provide your signed instructions below:


                                ELECTION OPTIONS



 [_] "Cash election"--Exchange all Richton shares for cash

 [_] "Stock election"--Exchange all Richton shares for Deere common stock

 [_] Exchange             Richton shares for the cash election and the
 remainder for the stock election.

  If none of these options is chosen, your shares will be treated as non-electing shares.

 Account Number

 ------------------------- -------------------------   ----------------------
   Signature of Account
         holder
                 Signature of Account holder (if joint account)
                                                       Area Code and Daytime
                                                             Phone No.


   THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION AND RISK OF THE ELECTING ACCOUNT HOLDER. IF DELIVERED BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE DELIVERY.

   If you have any questions, please contact your broker or financial advisor directly, or alternatively contact The Bank of New York at 1-800-507-9357 (toll free).


 YOUR PROMPT ACTION IS REQUIRED. PLEASE NOTE THAT THE RIGHT TO ELECT THE FORM OF CONSIDERATION WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON THE BUSINESS DAY NEXT PRECEDING THE EFFECTIVE TIME OF THE MERGER, WHICH IS SCHEDULED FOR TUESDAY, SEPTEMBER 25, 2001. OUR PROCESSING DEADLINE FOR THE ELECTION IS 5:00 P.M., EASTERN TIME, THURSDAY, SEPTEMBER 20, 2001.